UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

CRISPR THERAPEUTICS AG

(Name of Issuer)

Common Stock, par value CHF 0.03 per share

(Title of Class of Securities)

H17182108

(CUSIP Number)

Versant Ventures IV, LLC

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,238,979 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,238,979 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,979 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Venture Management, LLC (“VVM”), Versant Venture Capital IV, L.P. (“VVC IV”), Versant Side Fund IV, L.P. (“VSF IV”), Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”) and Versant Venture Capital V (Canada) LP (“VVC CAN”).  Versant Ventures IV, LLC (“VV IV”) is the sole general partner of VVC IV and VSF IV. Brian G. Atwood (“Atwood”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Rebecca B. Robertson (“Robertson”), Bradley Bolzon, Ph.D (“Bolzon”), Charles M. Warden (“Warden”), Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV IV. Versant Ventures V, LLC (“VV V”) is the sole general partner of VVC V, VAF V and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V.  Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”) is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”, and, together with VVM, VVC IV, VSF IV, VV IV, VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”).  VV V CAN is the sole general partner of VVC CAN.  Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are directors of VV V CAN GP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares are held by VVC IV. VV IV is the sole general partner of VVC IV and may be deemed to have voting and investment power over the securities held by VVC IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2019.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Side Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,277 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,277 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,277 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares are held by VSF IV. VV IV is the sole general partner of VSF IV and may be deemed to have voting and investment power over the securities held by VSF IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VSF IV.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Ventures IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,252,256 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,252,256 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,252,256 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,238,979 shares held by VVC IV; and (ii) 13,277 shares held by VSF-IV.  Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV and VSF IV.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Venture Capital V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,192,139 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,192,139 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,139 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC V.  VV V is the sole general partner of VVC V and may be deemed to have voting and investment power over the securities held by VVC V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,977 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 34,977 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,977 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VAF V.  VV V is the sole general partner of VAF V and may be deemed to have voting and investment power over the securities held by VAF V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VAF V.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,772 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,772 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,772 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VOA.  VV V is the sole general partner of VOA and may be deemed to have voting and investment power over the securities held by VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VOA.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Ventures V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,265,888 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,265,888 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,888 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC V, VAF and VOA.  VV V is the sole general partner of VVC V, VAF and VOA and may be deemed to have voting and investment power over the securities held by VVC V, VAF and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V, VAF and VOA.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,730 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 90,730 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 90,730 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 90,730 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.2% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 90,730 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 90,730 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.2% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

1.	Name of Reporting Persons Versant Venture Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 640,014 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 640,014 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,014 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.2% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVM.  Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VVM and share voting and dispositive power over the shares held by VVM.

(3) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019.

CUSIP No. 71723F103	13D

Explanatory Note:    This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 solely on behalf of, and to the extent that it relates to the Schedule 13D initially filed by the Reporting Persons with the U.S. Securities and Exchange Commission on November 3, 2016, as amended on September 15, 2017 (the “Original Filing”) .  Except to the extent specifically set forth herein, the information in the Original Filing remains true and accurate with respect to the Reporting Persons.

Item 4.   Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Filing are hereby amended and supplemented by the addition of the following:

On April 20, 2018, (i) VVC IV distributed 497,053 shares of Common Stock to its partners, for no additional consideration; and (ii) VSF IV distributed 2,947 shares of Common Stock to its partners, for no additional consideration.

On April 20, 2018, VV IV received 92,918 shares of Common Stock from an in-kind distribution from VVC IV for no additional consideration. On April 20, 2018, VV IV distributed 92,918 shares of Common Stock to its members for no additional consideration.

On April 23, 2018, (i) VVC V sold 89,628 shares of Common Stock at $50.66 per share; (ii) VAF V sold 2,630 shares of Common Stock at $51.00 per share; (iii) VV V CAN sold 6,821 shares of Common Stock at $50.66 per share; and (iv) VOA sold 2,915 shares of Common Stock at $51.00 per share.

On April 24, 2018, (i) VVC V sold 20,071 shares of Common Stock at $51.00 per share; (ii) VAF V sold 589 shares of Common Stock at $50.60 per share; (iii) VV V CAN sold 653 shares of Common Stock at $51.00 per share; and (iv) VOA sold 1,528 shares of Common Stock at $51.00 per share.

Item 5.   Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Filing is hereby amended as follows:

The following information with respect to the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
VVC IV	2,238,979	2,238,979	0	2,238,979	0	2,238,979	4.2%
VSF IV	13,277	13,277	0	13,277	0	13,277	0.1%
VV IV	0	0	2,252,256	0	2,252,256	2,252,256	4.3%
VVC V	1,192,139	1,192,139	0	1,192,139	0	1,192,139	2.3%
VAF V	34,977	34,977	0	34,977	0	34,977	0.1%
VOA	38,772	38,772	0	38,772	0	38,772	0.1%
VV V	0	0	1,265,888	0	1,265,888	1,265,888	2.4%
VVC CAN	90,730	90,730	0	90,730	0	90,730	0.2%
VV V CAN GP	0	0	90,730	0	90,730	90,730	0.2%
VV V CAN	0	0	90,730	0	90,730	90,730	0.2%
VVM	640,014	640,014	0	640,014	0	640,014	1.2%

(1) This calculation is based upon 52,909,973 Common Shares outstanding as of April 25, 2019, as reported in the Issuer’s 10-Q filed with the SEC on April 29, 2019

(a)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(b)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(c)    Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7.            Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2019

Versant Venture Capital IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Management, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CRISPR Therapeutics AG shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

June 28, 2019

Versant Venture Capital IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Management, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director